Exhibit 12.1
Computation of Ratios
The computation of ratio of earnings to fixed charges for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003, 2002, 2001 and 2000 are as follows:

	Nine
	Months Ended
	September 30,	Years Ended December 31,
(Millions)	2005	2004	2003	2002	2001		2000

Pretax income (loss) from continuing operations	$1,888.2	$1,898.9	$1,441.6	$544.8	$(378.7	)(1)	$(39.0	)(2)
Add back fixed charges	137.6	165.5	161.1	178.3	218.8		360.9

Income (loss), as adjusted	$2,025.8	$2,064.4	$1,602.7	$723.1	$(159.9)		$321.9

Fixed charges:
Interest on indebtedness	$90.2	$104.7	$102.9	$119.5	$142.8		$248.2
Portion of rents representative of interest factor	47.4	60.8	58.2	58.8	76.0		112.7

Total fixed charges	$137.6	$165.5	$161.1	$178.3	$218.8		$360.9

Ratio of earnings to fixed charges	14.72	12.47	9.95	4.06	(.73	)(1)	.89	(2)

(1)	Pretax loss from continuing operations for the year ended December 31, 2001 reflects a severance and facilities charge of $192.5 million. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0 was approximately $378.7 million.
(2)	Pretax loss from continuing operations for the year ended December 31, 2000 reflects a goodwill write-off of $310.2 million, a severance and facilities charge of $142.5 million and $57.8 million of change-in control related payments and other costs required to effect the spin-off of the Company from its former parent company. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0 was approximately $39.0 million.